UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PETER KIEWIT SONS’, INC.
(Exact name of registrant as specified in its charter)

Delaware	91-1842817
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Kiewit Plaza, Omaha Nebraska	68131
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

$0.01 par value Common Stock
(Title of class)

EXPLANATORY STATEMENT

On March 24, 1998, Peter Kiewit Sons’, Inc. (the “Company”), then known as PKS Holdings, Inc., filed a Form 8-A for the purpose of registering its $0.01 par value Common Stock (“Common Stock”) pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). This Form 8-A/A (Amendment No. 1) is filed for the purpose of updating the description of the Common Stock.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

125,000,000 shares of Common Stock are authorized under the Company’s Restated Certificate of Incorporation (“Certificate”).

The following summary of the terms of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Certificate, the Company’s Amended and Restated By-Laws and the Form Stock Repurchase Agreement for Employee Stockholders, copies of which have been filed with the Securities and Exchange Commission.

Ownership Limitations

All shares of Common Stock are subject to a stock repurchase agreement, the terms of which are determined by the Company’s Board of Directors (“Board”). Common Stock may only be owned by permitted holders and, with prior Board approval, their authorized transferees. Permitted holders are employees of the Company and its 20% or more owned subsidiaries (or any joint venture in which the Company and/or such subsidiary owns at least a 20% interest), directors of the Company and employees of certain former affiliated entities of the Company. The authorized transferees (“Authorized Transferees”) of the permitted holders are: (i) fiduciaries for the benefit of members of the immediate families of permitted holders, (ii) corporations wholly owned by permitted holders or permitted holders and their spouses and/or children and fiduciaries for the benefit of such corporations, and (iii) charities and fiduciaries for charities designated by permitted holders. In addition, “Qualified Financial Institutions” (banks, banking associations, trust companies, savings banks, credit unions, savings and loan associations or other financial institutions which are engaged in the business of banking or making commercial or consumer loans, or any subsidiary or affiliate of any such entity) to which shares of Common Stock have been pledged may own such pledged shares of Common Stock upon foreclosure of such Common Stock. No other persons are eligible to own Common Stock.

No holder, directly, indirectly, may beneficially own more than ten percent of the outstanding Common Stock, calculated on a fully diluted basis.

Dividends

After any dividend has been declared and set aside for payment or paid on any series of the Company’s preferred stock having a preference over the Common Stock with respect to the payment of dividends, the holders of Common Stock are entitled to receive when, as and if declared by the Board, out of the assets of the Company legally available therefor, cash or non-cash dividends. The payment of dividends on Common Stock is made at the sole discretion of the Board.

Voting Rights

The holders of Common Stock are entitled to one vote per share with respect to all matters on which holders of Common Stock are entitled to vote. Holders of Common Stock are entitled to elect the entire Board by cumulative voting. Generally, matters requiring the vote of Common Stock are approved by the affirmative vote of the holders of a majority of the votes that may be cast by holders of the outstanding shares of Common Stock. Certain fundamental corporate changes, such as changes in the capital structure of the Company, are effective only upon approval of holders of at least 80% of the issued and outstanding shares of Common Stock, while certain other actions require the approval of holders of at least 66⅔% of the issued and outstanding shares of Common Stock. Shares of Common Stock owned by Qualified Financial Institutions are not entitled to any voting rights of any kind.

Transfer Restrictions

Holders of Common Stock may, at any time on or prior to the 15th day of any calendar month, offer to sell to the Company, some or all of their shares of Common Stock. In addition to transfers to the Company, holders of Common Stock may, with the prior approval of the Board, transfer such Common Stock to Authorized Transferees. Employees who are holders of Common Stock are also permitted to pledge the Common Stock for loans in connection with the ownership of Common Stock and Qualified Financial Institutions to which such Common Stock has been pledged may own such Common Stock upon foreclosure. No other transfers of Common Stock are permitted.

Company Repurchase Obligations

A holder of Common Stock may offer to sell all or a part of the shares of Common Stock owned by such holder to the Company at any time on or prior to the 15th day of any calendar month, at the then current formula price, and the Company must generally accept such offer and repurchase the shares of Common Stock so offered.

Upon the retirement or any other termination of employment of a holder of Common Stock (other than for death), all Common Stock held by such stockholder and by such stockholder’s Authorized Transferees must be sold back to and repurchased by the Company within 10 days after the Company provides notice of repurchase. The Company is obligated to provide notice of repurchase within 90 days after the date of termination.

Upon the death of a holder of Common Stock, all Common Stock held by such stockholder’s estate, successor or personal representative and by such stockholder’s Authorized Transferees must be sold back to and repurchased by the Company within 10 days after the Company provides notice of repurchase. The Company is obligated to provide notice of repurchase within 180 days after the date of death; provided, however, that the stockholder’s estate, successor or personal representative and any Authorized Transferee of such deceased stockholder may defer the purchase of the deceased stockholder’s Common Stock to a date no later than January 10th of the following calendar year.

A stockholder whose direct and indirect ownership of shares of Common Stock exceeds ten percent of the fully diluted shares of Common Stock on January 1 of any calendar year is required to offer to sell the amount of shares in excess of ten percent back to the Company and the Company must accept such offer and repurchase the shares of Common Stock so offered (although the holder has the option to defer such repurchase until January 1 of the following calendar year).

The Company may suspend its duties to repurchase Common Stock upon a determination by the Board that the formula value for such Common Stock to be determined at the end of the current fiscal year is likely to be less than the formula price determined at the end of the prior fiscal year, less dividends declared since the prior fiscal year end. The suspension period may not exceed 12 months. No voluntary tenders of Common Stock will be accepted during the suspension period. During the suspension period, required repurchases (e.g., upon employment termination) will continue, but the repurchase price will be paid only upon the end of the suspension period and will be determined as follows: (1) if the suspension period ends during the first half of the fiscal year (before July 1), the repurchase price will be the formula price determined as of the end of the prior fiscal year (less dividends declared since the prior fiscal year end); and (2) if the suspension period ends during the second half of the fiscal year (after June 30), the repurchase price will be the formula price determined at the end of suspension period.

The Company’s rights and obligations to repurchase shares of Common Stock are subject to the requirement that no shares of any class shall be redeemed unless, after giving effect to such redemption, there remain outstanding at least 1,000 shares of stock having full voting power.

Company Repurchase Rights

Upon the voluntary tender of part of a stockholder’s Common Stock, or in the event of an attempted prohibited transfer of such Common Stock, the Company may, at its option, require the stockholder to sell any or all of the remaining Common Stock held by such stockholder back to the Company.

Upon a determination by the Board that the amount of Common Stock held by a stockholder and/or such stockholder’s Authorized Transferees is excessive in view of the Company’s policy that the level of a holder’s ownership should reflect certain factors, including, but not limited to, the relative contribution of the stockholder to the economic performance of the Company, the effort being put forth by such stockholder and/or the level of responsibility of such stockholder, the Company may purchase from such stockholder and/or such stockholder’s Authorized Transferees an amount of Common Stock sufficient to decrease the amount of Common Stock owned by such stockholder and/or such stockholder’s Authorized Transferees to an amount that the Company, in its discretion, believes is appropriate.

The Company may, at its option, require a Qualified Financial Institution that owns Common Stock to sell such Common Stock back to the Company, no later 10 days after the date the Company’s written repurchase notice is delivered to such Qualified Financial Institution.

The Company may, at its option, require a charity that owns Common Stock to sell such Common Stock back to the Company, no later 5 days after the date the Company’s written repurchase notice is delivered to such charity.

Purchase and Sale Price

The Company purchases and sells shares of Common Stock at the formula price of each share of Common Stock. The formula price is based on the book value of the Company as of the end of the prior fiscal year. Formula value equals total assets (excluding property, plant and equipment used in the Company’s construction activities) reduced by total liabilities (excluding the liability for Common Stock) and minority interest at the end of such prior fiscal year. This value is then divided by the number of shares of outstanding Common Stock as of the end of such prior fiscal year. This quotient is rounded to the nearest $0.05 and is then reduced by the amount of any dividends declared on Common Stock since the prior fiscal year end to determine the formula price per share of Common Stock.

Payment Provisions

In certain specified instances, a stockholder has the right to sell some or all of such stockholder’s shares of Common Stock back to the Company by providing written notice of such offer to the Company. In addition, in certain specified instances, the Company has the right or obligation to require a stockholder to sell some or all of such stockholder’s shares of Common Stock back to the Company by providing written notice of such repurchase to the stockholder. Generally, except in unusual circumstances, the Company is obligated to pay the applicable formula price for such shares of Common Stock within 60 days from the date the Company receives notice from or provides notice to a stockholder, as the case may be.

In the event that the formula price for shares of Common Stock to be repurchased by the Company has not been computed by the date payment is otherwise due to be paid, the Company will make payment based upon the prior formula price, with a true up due to or from the stockholder, as the case may be, within 10 days after the date the formula price is finalized.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after there shall have been paid or set apart for the holders of any series of the Company’s preferred stock having a preference over Common Stock with respect to distributions upon liquidation the full amount to which they are entitled, the remaining assets available for distribution to stockholders shall be distributed to the holders of Common Stock on a pro rata basis.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement:

1. Restated Certificate of Incorporation (Exhibit 3.1 to the Company’s Form 10-K filed on March 1, 2006).

2. Amended and Restated By-laws (Exhibit 3.2 to the Company’s Form 10-K filed on February 28, 2005).

3. Form Stock Repurchase Agreement for Employee Stockholders (Exhibit 4.3 to the Company’s Form S-8 Registration Statement filed on August 4, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PETER KIEWIT SONS’, INC.

Date: May 22, 2006 By: /s/ Tobin A. Schropp
Name: Tobin A. Schropp
Title: Senior Vice President